EXHIBIT 95

Mine Safety Disclosure

The following information relates to the three months ended March 31, 2012. The Company was issued no citations under section 104 of the Federal Mine Safety and Health Act of 1977.  No orders were issued under section 104(b) or 107(a), no citations or orders were issued under section 104(d) and there were no violations under section 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a patter was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.